Joel Parker

Chief

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 16, 2020

Re:	Steward Realty Trust Inc.

Post-Qualification Amendment to Offering Statement on Form 1-A

Filed February 14, 2020

File No. 024-10925

Dear Mr. Parker:

We acknowledge receipt of comments in your letter of February 27, 2020 regarding the Post-Qualification Amendment to the Offering Statement of Steward Realty Trust, Inc. (the “Company”), filed February 14, 2020, which we have set out below, together with our responses.

1.	It appears that the Form 1-K filed on June 12, 2019 is missing multiple material items of that form and includes only the financial statements. Please amend your Form 1-K to include all items required by the Form. Tell us how you determined you are eligible to sell securities pursuant to Regulation A given the requirements of Rule 251(d)(3)(i)(F) that you are current in your annual and semiannual filings pursuant to Rule 257(b), at the time of such sale. Please confirm it true that you have not issued any shares of Class A common stock pursuant to Regulation A, or advise.

The Company believes it is in compliance with the requirements of Rule 251(d)(3)(i)(F). Since the Company’s offering statement on Form 1-A was qualified by the Commission on February 12, 2019, it was eligible to file a special financial report on Form 1-K in accordance with Rule 257(b)(2)(i)(A). The Company filed a Form 1-K on June 12, 2019 as a Special Financial Report. In accordance with Instruction A.(3) of Form 1-K, the Company included Part 1 of the Form and audited financial statements required by Rule 257(b)(2)(i)(A). The Company discussed and confirmed its position in a telephone discussion with the Staff on February 28, 2020.

2.	Please ensure the disclosure in your offering statement is current. We note references on the cover page to it being dated March 15, 2019 and for the period ended December 31, 2018. Also, include complete Part III information including signatures.

The Company has revised the offering statement and has completed Part III, including adding the signatures of its officers and directors.

If you have additional comments or questions, please contact me at: dan@gosteward.com.

Sincerely,

/s/ Daniel Miller

Daniel Miller

Chief Executive Officer

Steward Realty Trust, Inc.